UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Poseida Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

73730P108

(CUSIP Number)

July 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73730P108

1.	NAMES OF REPORTING PERSONS Malin Life Sciences Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	9,188,125
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	9,188,125

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,188,125

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%

12.	TYPE OF REPORTING PERSON OO

CUSIP No. 73730P108

1.	NAMES OF REPORTING PERSONS Malin Corporation plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	9,188,125
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	9,188,125

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,188,125

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%

12.	TYPE OF REPORTING PERSON CO

Item 1.

	(a)	Name of Issuer Poseida Therapeutics, Inc.

	(b)	Address of Issuer's Principal Executive Offices 9390 Towne Centre Drive, Suite 200, San Diego, California 92121

Item 2.

	(a)	Name of Person Filing Malin Life Sciences Holdings Limited; Malin Corporation plc

	(b)	Address of Principal Business Office or, if None, Residence The Lennox Building, 50 Richmond Street South, Dublin 2, Ireland D02 FK02

	(c)	Citizenship Ireland

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 73730P108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

	(b)	Percent of Class:

See the responses to Item 11 on the attached cover pages.

	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	0
(ii)	shared power to vote or to direct the vote	See the responses to Item 6 on the attached cover pages.
(iii)	sole power to dispose or to direct the disposition of	0
(iv)	shared power to dispose or to direct the disposition of	See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Malin Life Sciences Holdings Limited

By:	/s/ Pat Jennings
Name: Pat Jennings
Title: Chief Financial Officer
Date: February 3, 2021

By: Malin Corporation plc

By:	/s/ Pat Jennings
Name: Pat Jennings
Title: Chief Financial Officer
Date: February 3, 2021

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of Poseida Therapeutics, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other party to the Schedule 13G, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

By: Malin Life Sciences Holdings Limited

By:	/s/ Pat Jennings
Name: Pat Jennings
Title: Chief Financial Officer
Date: February 3, 2021

By: Malin Corporation plc

By:	/s/ Pat Jennings
Name: Pat Jennings
Title: Chief Financial Officer
Date: February 3, 2021